CANADIAN SUPPLEMENT TO

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended October 31, 2008

This document has been prepared pursuant to
Section 5.2 of National Instrument 51-102 – Continuous Disclosure Obligations

Canadian supplement to 2008 management’s discussion and analysis

[All tabular amounts in millions of US Dollars, except where noted]

January 27, 2009

The annual consolidated financial statements of MDS Inc. (MDS or the Company) for the year ended October 31, 2008 and the related Management’s Discussion and Analysis (MD&A) are reported in United States (US) dollars and in accordance with US generally accepted accounting principles (US GAAP).  As part of the Company’s Canadian filing requirements, this Supplement (Canadian Supplement) to the MD&A is provided to reconcile and explain those parts of the MD&A that would contain material differences if they were based on consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  This Canadian Supplement should be read in conjunction with the Company’s 2008 Annual Report (Annual Report), which also includes the annual MD&A and consolidated financial statements for the year ended October 31, 2008.  Note 32 of the Company’s 2008 annual consolidated financial statements explains and quantifies the material differences between US GAAP and Canadian GAAP in the Company’s consolidated statements of financial position, operations, and cash flows.

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Caution regarding forward-looking statements” section of the MD&A, dated January 27, 2009 contained in the Financial Review section of our 2008 Annual Report.

In addition to measures based on US GAAP and Canadian GAAP, the Company uses terms such as adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and adjusted EPS.  These terms are not defined by US GAAP or Canadian GAAP and readers should refer to “Use of non-GAAP measures” in our 2008 annual MD&A.

All amounts are in millions of US dollars, except per share amounts or as otherwise noted.

Consolidated operating highlights
A summary of the impact of the differences between US and Canadian GAAP appears below:

	2008		2007 Restated(1)	2006 Restated(1)
Total revenues – US GAAP	$1,315		$1,210	$1,060
Total revenues – Canadian GAAP	$1,342		$1,253	$1,107

Operating loss – US GAAP	$(693)		$(108)	$(20)
Operating (loss) income – Canadian GAAP	$(636)	$	(39)	$84

(Loss) income from continuing operations – US GAAP	$(553)		$(25)	$52
(Loss) income from continuing operations – Canadian GAAP	$(567)		$(26)	$59

Basic EPS - continuing operations – US GAAP	$(4.54)		$(0.19)	$0.36
Basic EPS - continuing operations – Canadian GAAP	$(4.65)		$(0.20)	$0.42
(1) During the fourth quarter of fiscal 2008, based on a detailed review of the MAPLE Facilities project, the Company determined that its accounting treatment in 2006, 2007, and 2008 was incorrect. As a result, the Company has restated its results for prior years and the quarterly information provided in this MD&A.

Consolidated operating highlights and adjusted EBITDA
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP Restated(1)	Differences	2007 CDN GAAP Restated(1)
Total revenues	$1,315	$27	$1,342	$1,210	$43	$1,253
Net revenues	$1,215	$27	$1,242	$1,119	$43	$1,162
Operating (loss) income	$(693)	$57	$(636)	$(108)	$69	$(39)
Adjusted EBITDA	$151	$21	$172	$145	$24	$169

The differences between US GAAP and Canadian GAAP having the most significant impact on the Company’s financial condition and results of operations include the accounting for: joint ventures, investment tax credits, research and development, stock-based compensation, embedded derivatives, pensions and currency forward and option contracts (or hedges).

The primary difference between US GAAP and Canadian GAAP that affects the consolidated revenues and operating margin is that under US GAAP the Company’s joint ventures within MDS Analytical Technologies are accounted for using equity accounting whereas under Canadian GAAP proportionate consolidation is used. For the year ended October 31, 2008, the Company reported $27 million less revenue and $51 million less operating income under US GAAP than if Canadian GAAP were used (2007 - $45 million less and $60 million less, respectively).  Under US GAAP, the income from the joint ventures of $49 million in 2008 (2007- $53 million) is included in equity earnings.  Under Canadian GAAP this amount was included in operating income as part of the proportionate consolidation.  There is no impact to adjusted EBITDA from this accounting difference as it is only a matter of presentation and disclosures.

Other differences in operating income and adjusted EBITDA are listed below.

•
Non-refundable investment tax credits (ITCs) are treated as a reduction of income tax under US GAAP and as a reduction of expenditure under Canadian GAAP.  In fiscal 2008, there were $15 million (2007 - $17 million) of ITCs that increased the Company’s operating loss under US GAAP compared to Canadian GAAP.  Adjusted EBITDA was reduced by $15 million (2007 - $11 million) under US GAAP compared to Canadian GAAP.  In fiscal 2007, $6 million of the ITCs related to the MAPLE Facilities and were treated as an adjusting item in our calculation of adjusted EBITDA.

•
Research and Development (R&D) expenditures are expensed in the period they are incurred under US GAAP whereas these expenditures may be capitalized as deferred development costs under Canadian GAAP if certain criteria are met. For the year ended October 31, 2008, $12 million (2007 - $14 million) of R&D was expensed as a reduction of adjusted EBITDA under US GAAP and the same amount was capitalized under Canadian GAAP.  The Company’s operating loss was increased by $4 million (2007 - $8 million) under US GAAP due to the $12 million of R&D capitalized under Canadian GAAP, net of $4 million (2007 - $6 million) of amortization under Canadian GAAP, and net of $4 million (2007 – nil) of R&D capitalized from the joint ventures using proportionate consolidation under Canadian GAAP.

•
In fiscal 2008, under US GAAP, there was an impairment of goodwill of $320 million compared to $340 million under Canadian GAAP.   The differences in the treatments of ITCs and R&D resulted in additional goodwill under Canadian GAAP.  As such, the impairment of goodwill under Canadian GAAP was larger than under US GAAP, which increased operating loss under Canadian GAAP by $20 million.

•
Due to a difference in valuation methods for stock-based compensation under US GAAP and Canadian GAAP, our operating loss was higher and adjusted EBITDA was lower by $2 million for fiscal 2008 under US GAAP, compared to Canadian GAAP.  In fiscal 2007, our operating loss was reduced and adjusted EBITDA was higher by $6 million.

•
There is a difference in accounting for pensions between US GAAP and Canadian GAAP that resulted in a decrease in the pension expense recorded in 2008 under US GAAP, where as in 2007 pension expense was higher under US GAAP.  Under Canadian GAAP, there are larger transition assets and a cap applied to the prepaid asset which is the present value of future Company contribution holidays.  Under US GAAP, operating income and adjusted EBITDA are $10 million higher (2007 - $4 million lower) compared to Canadian GAAP.

•
Under US GAAP, there was an embedded derivative associated with MDS Nordion’s long-term Russian Cobalt supply agreement.  Under Canadian GAAP, the contract was not considered to contain an embedded derivative as the US dollar currency used in the contract was considered to be a common usage currency.  Under US GAAP, a loss was recorded in 2008 of $15 million related to the embedded derivative and therefore, operating income and adjusted EBITDA are lower under US GAAP, compared to Canadian GAAP.  In 2007, a gain of $4 million was recorded related to embedded derivatives.

In calculating adjusted EBITDA and adjusted EPS, shown in the table below, the material changes to the adjusting items include the following items:

•
In fiscal 2008, under US GAAP, in-process R&D expense associated with an acquisition is included as an adjusting item for the calculation of adjusted EBITDA and adjusted EPS. Under Canadian GAAP, in-process R&D is not expensed and therefore, there is no adjustment.

•	In fiscal 2007, R&D expenditures under US GAAP may not be capitalized and therefore, there is no adjustment. Under Canadian GAAP, capitalized R&D was charged to restructuring.

Earnings per Share

The adjusted earnings per share for US GAAP and Canadian GAAP were as follows:

	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP Restated[1]	Differences	2007 CDN GAAP Restated[1]
Basic loss per share from continuing operations – as reported	$(4.54)	$(0.11)	$(4.65)	$(0.19)	$(0.01)	$(0.20)
Adjusted for:
Restructuring charges - net	0.08	-	0.08	0.19	0.02	0.21
FDA provision	(0.06)	-	(0.06)	0.31	-	0.31
Other impairment of long-lived assets	0.07	-	0.07	-
Valuation provisions and investment write-downs	0.09	-	0.09	0.06	-	0.06
Change in fair value of interest rate swaps	(0.02)	-	(0.02)	(0.01)	-	(0.01)
Loss (gain) on sale of business/ Investments and other long -term assets	0.01	-	0.01	(0.02)	-	(0.02)
Acquisition integration	0.02	(0.02)	-	0.09	-	0.09
Impairment of goodwill	2.63	-	2.63	-	-	-
Write-off related to MAPLE Facilities lease reassessment	2.02	-	2.02	-	-	-
Tax rate changes	(0.09)	-	(0.09)	-	-	-
Adjusted EPS	$0.21	$(0.13)	$0.08	$0.43	$0.01	$0.44

MDS Pharma Services
Selected Financial Highlights
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP Restated[1]	Differences	2007 CDN GAAP Restated[1]
Total revenues	$582	$-	$582	$568	$-	$568
Net revenues	$482	$-	$482	$477	$-	$477
Operating (loss) income	$(353)	$(18)	$(371)	$(122)	$4	$(118)
Adjusted EBITDA	$11	$(18)	$(7)	$6	$7	$13

For MDS Pharma Services there were three material differences between US GAAP and Canadian GAAP.
•
Under Canadian GAAP, ITCs were recorded as a reduction in cost of revenues.  Under US GAAP, most ITCs are included in income taxes and, therefore, when compared to Canadian GAAP, MDS Pharma Services operating loss is increased and adjusted EBITDA is reduced by the $2 million of ITCs earned in fiscal 2008 (2007 - $6 million).

•
In fiscal 2008, under US GAAP, there was an impairment of goodwill of $320 million compared to $340 million under Canadian GAAP.   The differences in the treatments of ITCs and R&D resulted in additional goodwill under Canadian GAAP.  As such, the impairment of goodwill under Canadian GAAP was larger than under US GAAP, which increased operating loss under Canadian GAAP by $20 million

•
MDS Pharma Services operating loss in fiscal 2007 was decreased under US GAAP, when compared to Canadian GAAP, due to a $3 million restructuring charge associated with deferred development costs. This was treated as an adjusting item under Canadian GAAP in the calculation of adjusted EBITDA.  Under US GAAP, these expenditures may not be capitalized and therefore there is no adjustment.  There is no difference in adjusted EBITDA related to this item.

MDS Nordion
Selected Financial Highlights
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP Restated[1]	Differences	2007 CDN GAAP Restated[1]
Total revenues	$296	$-	$296	$290	$(1)	$289
Operating income (loss)	$(279)	$7	$(272)	$72	$8	$80
Adjusted EBITDA	$79	$7	$86	$84	$2	$86

For MDS Nordion, the differences between US GAAP and Canadian GAAP are listed below.

•
In fiscal 2008, ITCs related to R&D programs of $2 million reduced operating income under US GAAP compared to Canadian GAAP.  In fiscal 2007, ITCs related to R&D programs of $2 million and the MAPLE Facilities of $6 million reduced operating income under US GAAP compared to Canadian GAAP.  The $6 million of ITCs related to the MAPLE Facilities in 2007 were treated as an adjusting item in the calculation of adjusted EBITDA under Canadian GAAP and therefore this amount does not appear as a difference between US GAAP and Canadian GAAP for adjusted EBITDA.

•
Under US GAAP, there was an embedded derivative associated with MDS Nordion’s long term Russian Cobalt supply agreement.  Under Canadian GAAP, the contract was not considered to contain an embedded derivative as the US dollar currency used in the contract was considered to be a common usage currency.  Under US GAAP, a loss was recorded in fiscal 2008 of $15 million related to the embedded derivative and therefore operating income and adjusted EBITDA are lower under US GAAP, compared to Canadian GAAP.  For fiscal 2007, under US GAAP, a $4 million gain was recorded related to the embedded derivative and therefore, operating income and adjusted EBITDA are higher under US GAAP, compared to Canadian GAAP.

•
In fiscal 2008, there is a difference in the accounting for pensions between US GAAP and Canadian GAAP that resulted in a decrease in the pension expense recorded under US GAAP.  Under US GAAP, operating income and adjusted EBITDA are $10 million higher (2007 - $4 million lower), compared to Canadian GAAP due to this difference in accounting for pensions.

•	In fiscal 2007, the difference in revenue is due to a difference in accounting for hedges that existed at the time the hedges were entered into.

MDS Analytical Technologies
Selected Financial Highlights

	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP Restated[1]	Differences	2007 CDN GAAP Restated[1]
Total revenues	$437	$27	$464	$352	$44	$396
Operating income (loss)	$(27)	$57	$30	$(20)	$63	$43
Adjusted EBITDA	$83	$21	$104	$81	$22	$103

MDS Analytical Technologies carries out the majority of its mass spectrometry product business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  Under US GAAP, we equity account for the joint ventures and therefore, the majority of the income related to the joint ventures is reflected in equity earnings, which represent our share of the net income of the joint ventures. We include equity earnings in our calculation of adjusted EBITDA, however, under US GAAP, these earnings are not included in operating income.  Under Canadian GAAP, these joint ventures are proportionately consolidated and therefore, the earnings associated with the joint ventures is included in operating income.

As a result of the difference in accounting for joint ventures, for fiscal 2008, we reported $27 million less revenue and $51 million less operating income under US GAAP than we would have reported under Canadian GAAP ($45 million less and $60 million less, respectively for 2007).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $49 million in 2008 (2007 - $53 million).  Under Canadian GAAP, this amount was reflected in operating income as part of the proportionate consolidation.  There is no material impact to adjusted EBITDA from this accounting difference.

For MDS Analytical Technologies, the other differences between US GAAP and Canadian GAAP are listed below.

•
In fiscal 2008, $12 million (2007 - $14 million) of R&D capitalized as deferred development costs under Canadian GAAP resulted in a reduction of adjusted EBITDA by the same amount under US GAAP, compared to Canadian GAAP.  Our operating loss was increased by $4 million (2007 - $8 million) under US GAAP due to the $12 million of R&D capitalized under Canadian GAAP, net of $4 million (2007 - $6 million) of amortization under Canadian GAAP, and net of $4 million (2007 – nil) of R&D capitalized from the joint ventures using proportionate consolidation under Canadian GAAP.

•
ITCs related to R&D were reflected as a reduction of operating expense under Canadian GAAP and as a reduction to income tax under US GAAP.  In fiscal 2008, there is a $3 million (2007 - $3 million) increase in the operating loss and reduction of adjusted EBITDA under US GAAP, compared to Canadian GAAP related to ITCs.

•	In fiscal 2007, revenue, operating income and adjusted EBITDA were reduced under US GAAP, compared to Canadian GAAP, due to the difference in accounting for certain hedges.

MDS Corporate and other
Selected Financial Highlights
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP Restated[1]	Differences	2007 CDN GAAP Restated[1]
Operating income (loss)	$(34)	$11	$(23)	$(38)	$(4)	$(42)
Adjusted EBITDA	$(22)	$11	$(11)	$(26)	$(7)	$(33)

The primary differences between US GAAP and Canadian GAAP for Corporate and other are listed below.

•
Due to a difference in valuation methods for stock-based compensation under US GAAP and Canadian GAAP, our operating loss was higher and adjusted EBITDA was lower by $2 million for fiscal 2008 under US GAAP, compared to Canadian GAAP.  In fiscal 2007, our operating loss was reduced and adjusted EBITDA was higher by $6 million.

•
ITCs related to R&D were reflected as a reduction of R&D expense under Canadian GAAP and as a reduction to income tax under US GAAP.  In fiscal 2008, there is a $9 million increase in the operating loss and reduction of adjusted EBITDA under US GAAP, compared to Canadian GAAP related to ITCs.

For additional information and details, readers are referred to the Company’s 2008 annual consolidated financial statements and related Management’s Discussion & Analysis and Annual Information Form, all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s SEC 40-F filing is available at www.sec.gov.